

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2026

Todd Gleason
Chief Executive Officer
CECO Environmental Corp.
5080 Spectrum Drive, Suite 800E
Addison, Texas 75001

   Re: CECO Environmental Corp.
     Registration Statement on Form S-4
     Filed April 8, 2026
     File No. 333-294924

Dear Todd Gleason:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Matthew Crispino at 202-551-3456 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Jonathan Whalen